IART-2024-12.31-EX-19.1(b)

Distribution: Integra Trading Window Distribution Group	Subject: Trading Window Group Policy
Effective Date: May 17, 2005	Page	Section:
Revision Date: February 20, 2025	Issued by the: Law Department

Note: Compliance with this Trading Window Group Policy (this “Policy”) of Integra LifeSciences Holdings Corporation (the “Company”) is required in addition to compliance with the Company’s Trading in Securities by Company Personnel Policy, which has been distributed to all directors, officers, employees and other personnel separately. Additionally, this policy is supplemented by a shorter FAQ which is also available on the Company’s internal policy portal. We encourage you to read the FAQ in conjunction with the full policy, as the FAQ addresses common questions and is designed to communicate the essentials of both policies.

Intent
This policy imposes special trading restrictions on directors, officers and certain other designated employees all of whom, by virtue of their positions with the Company, may be more likely than others to possess material nonpublic information. These additional restrictions reflect additional legal requirements applicable to certain of these individuals and ensure continued compliance with all applicable securities laws.

Scope
This Policy applies to all the members of the Board of Directors of the Company, executive officers of the Company and certain other members of management or employees designated by the Company from time to time as “Covered Persons” because of their position, responsibilities or their actual or potential access to material information.

Policy
1.Blackout Periods.

All Covered Persons are prohibited from trading in the Company’s securities during blackout periods (as defined below).

(a)Quarterly Blackout Period. Trading in the Company’s securities is prohibited during the period beginning at the close of the market on the 15th day of the last month of each applicable quarter (i.e., March 15, June 15, September 15 and December 15) and ending at the close of business on the second trading day following the date the

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Company’s financial results are publicly disclosed. During these periods, Covered Persons generally possess, or are presumed to possess, material nonpublic information about the Company’s financial results.

(b)Other Blackout Periods. From time to time, other types of nonpublic information regarding the Company (such as negotiation of mergers, acquisitions or dispositions, regulatory interactions and determinations, investigation and assessment of cybersecurity incidents or product developments) may be deemed material. While the materiality determination and/or public disclosure of such nonpublic information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected through the ordinary channels of corporate communication, including email.

(c)Exceptions. These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, which meets all of the requirements of Rue 10b5-1 and has been approved by the Law Department prior to the start of an applicable blackout period (an “Approved 10b5-1 Plan”).

If you are considering entering into, modifying or terminating an Approved 10b5-1 Plan or have any questions regarding Approved Rule 10b5-1 Plans, please contact Eric Schwartz or Lesha Shinn. You should consult your own legal and tax advisors before entering into, modifying, or terminating, an Approved 10b5-1 Plan. Please note that you may only enter into an Approved 10b5-1 Plan if (i) the trading window (as described below) is open and (ii) you are not in possession of material nonpublic information. A trading plan, contract, instruction or arrangement will not qualify as an Approved 10b5-1 Plan without the prior review and approval of the Law Department.

2.Trading Window.

Subject to the pre-clearance requirements described below, Covered Persons are permitted to trade in the Company’s securities when no blackout period is in effect. Generally, this means that Covered Persons can trade during the period beginning on the third full trading day following the date the Company’s financial results are publicly disclosed and ending on the final trading day on or prior to the 15th day of the last month in an applicable quarterly period. Even during this trading window, however, a Covered Person who is in possession of any material nonpublic information may not trade in the Company’s securities until such information has been made publicly available for at least two full trading days or is no longer material. In addition, the Company may close the trading window if a special blackout period under Section 1(b) above is imposed. The Company will re-open the trading window once the special blackout period has ended.

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3.Pre-clearance of Securities Transactions.

(a)Because Covered Persons may obtain material nonpublic information on a regular basis, the Company requires all such persons to refrain from trading, even during an open trading window, without first pre-clearing all transactions in the Company’s securities with the Law Department.

(b)Subject to transactions effected pursuant to an Approved 10b5-1 Plan, no Covered Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Law Department. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control.

(c)Please contact Eric Schwartz or Lesha Shinn with any preclearance requests – or questions concerning the preclearance process – related to any contemplated transactions in the Company’s securities.

(d)Unless revoked, a grant of preclearance will normally remain valid until the close of trading two days following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

Company’s Right to Modify or Change Policies

The Company reserves the right to modify, revoke, suspend, terminate or change this policy in whole or in part, any time, with or without notice.

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